UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 19, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 22/Mar to 26/Mar

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Paulo Humberto Cerchi Gouvea - Customer Solutions Director

Event: Innovative Operators Forum

Date and time: March 22nd, 2021, at 02:00 p.m.

Link: www.operadorasinovadoras.com.br

Topics to be discussed: Panel on the private and dedicated networks market in Brazil; Q&A about the use of new technologies, business models for building networks to provide Internet access, Internet of Things (“IoT”) applications and corporate solutions in general.

Paulo Humberto Cerchi Gouvea - Customer Solutions Director

Event: Innovative Operators Forum

Date and time: March 23rd, 2021, at 04:00 p.m.

Link: www.operadorasinovadoras.com.br

Topics to be discussed: TIM's performance in the MVNOs market.

Catarina Reuter - Executive Manager of Technical Planning & Performance Management

Event: Hispasat Satellite Innovation Days

Date and time: March 24th, 2021, at 10:00 a.m.

Link: https://hispasat.eventos-virtuales.com/evento/innovation-days-pt

Topics to be discussed: Panel on Cellular Backhaul Via Satellite; Presentation on the role of satellite in the mobile network (cases and market view).

Paulo Humberto Cerchi Gouvea - Customer Solutions Director

Event: UTCAL Summit Online 2021

Date and time: March 25th, 2021, at 02:00 p.m.

Link: http://www.utcamericalatina.org/summitOnline2021/

Topics to be discussed: Trends that impact the utilities sector, 5G, future of networks, cybersecurity and use of spectrum for utilities in the world.

Rio de Janeiro, March 19th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 19, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer